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                           September 15, 2020

       Minfei Bao
       Chairman and Chief Executive Officer
       UTime Limited
       7th Floor, Building 5A
       Shenzhen Software Industry Base, Nanshan District
       Shenzhen, People's Republic of China 518061

                                                        Re: UTime Limited
                                                            Registration
Statement on Form F-1
                                                            Response dated
September 11, 2020
                                                            File No. 333-237260

       Dear Mr. Bao:

                                                        We have reviewed your
response and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

       Response dated September 11, 2020

       General

   1. Please reconcile the monthly revenue covenant mentioned in your response with the monthly operating
income provisions in exhibits 10.10 and 10.11. Also reconcile your statement regarding
compliance with covenants with the information on page F-4 of your prospectus regarding
loss from operations.
 Minfei Bao
FirstName LastNameMinfei Bao
UTime Limited
Comapany 15,
September  NameUTime
              2020     Limited
September
Page 2    15, 2020 Page 2
FirstName LastName
       You may contact Heather C. Clark at (202) 551-3624 or Jean C. Yu, Assistant Chief
Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Russell
Mancuso at (202) 551-3617 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Barry I. Grossman, Esq.